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APPROXIMATE LOCATION

Map data ©2021
Craft BeerFamily-friendly
Smittox Brewing

Brewery

Plano, TX
Coming Soon
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Investment Opportunity
Data Room
Discussion
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THE PITCH
Smittox Brewing is seeking investment to open a diverse, exciting new brewery and taproom.
First Location
THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID 19 RELIEF.
REVIEW SPECIFICS
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INVESTOR PERKS

Smittox Brewing is offering perks to investors. You earn the most valuable perk available based on your total investment amount in this business. You will not also receive the perks of lesser value, unless specified below.

The Introduction Invest $250 or more to qualify. Unlimited available

This perk receives:

Just To Get A Rep Invest $500 or more to qualify. 20 of 20 remaining

This perk receives:

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OUR STORY

Smittox began with a man and his passion for craft beer. The thought of home brewing turned into a hobby when founder Kuumba Smith brewed his first batch on a fall night in 2013. Fast forward and we now has a deeper knowledge on creating award-winning beers. Not only is our goal to become one of DFW's highly sought-after craft brewery, we also want to become a great community business partner. Smittox will team up with local small businesses to build and grow working relationships. Collaborating on local events and festivals are also at the top of our list as well. We hope to capture the taste buds of any beer lover who visits our establishment.

Smittox beers have gained popularity and attraction on the local scene. We continue to collarborate with breweries to build our brand and gain industry knowledge.
Our head brewer is a well decorated home-brewer with over 20 medals in local and national competitions.
Our team has over 10 years of combined industry experience which includes in leadership roles.
The craft beer community in Dallas wants to see us succeed. We have been fortunate to receive lots of feedback from local brewers and

brewery owners on operating and running a brewery.

LOCATION & FACILITIES

Smittox will use our taproom as a way to bring the local community together. Our goal is to create a family friendly and inviting environment for all. The location will be easily accessible to major thoroughfares.

We hope to be able to secure a 3000-4000 sf facility. This will give us enough room to have our 7bbl brew house and a tasting room. The space will also provide enough room for future expansions such as a barrel room and private event area.

The goal is to be able to have have guests comfortable at the brewery. We want to be able to have 100 people inside. This will include seating and standing areas.

COVID-19 has taught an important lesson: A patio is a must. Our location will need to have outdoor seating for at least 50 people.

PRESS

Allen man is brewing more than beer: He wants to open first Black-owned brewery in North Texas

Kuumba "Smitty" Smith is planning the first Black-owned brewery in North Texas. With his sights set on opening in Plano in 2022, he's been collaborating...

Grist House Partners Up With Smittox Brewing From Texas - Breweries in PA

Originally written by Brian Conway and Aadam Soorma of Very Local Pittsburgh. Posted with permission. Deep in the heart of Texas, the prairie sky is wide and high, and craft beer flows so free. Or at least more than previously, as of late. "No matter how bad your laws are, Texas laws are worse," said Kuumba [...]

CRAFTING A DIVERSE, EXCITING NEW BREWERY!

With only one brewery located along the 75 Central corridor of Allen and Plano, craft beer drinkers are thirsty for something new. Smittox Brewing Co. wants to help fill a void for craft beer drinkers. We want to bring an exciting brewery to the area along the 75 Central & George Bush corridor.

We have a relatively wide-open regional market, with very few breweries in operation in Collin County. Currently there is not a single brewery in Allen, TX and two in McKinney, TX. West Plano, TX currently has two breweries.

The area surrounding 75 Central Expressway and George Bush Turnpike corridor needs a brewery and we are here to deliver.

Smittox will offer beers that are award winning and highly sought after by locals and craft beer drinkers nationwide. The current generation of beer drinkers have an appreciation for quality-crafted products and a preference to "drink local."

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THE TEAM

Kuumba "Smitty" Smith
Founder/Director of Brewing Operations

Kuumba is a graduate of University of New Orleans with degrees in both Management and Business Administration. He currently works as a relationship manager that provides assistance to the firms top grossing financial professionals. He has over 10 years of team management and customer service experience.

He is a well know home-brewer in the Dallas-Fort Worth area. His Short Order Porter took the best of show at Martin House Brewing's Riverside Shootout. The winning beer was put into production and sold through-out major Texas Markets in 2018 and 2019.

Smitty brings the award winning recipes to Smittox that craft beer drinkers will surely love.

Michael Finley
Director of Marketing and Events

Michael will join the Smittox Brewing team as the Director of Marketing and Events, with responsibility for marketing programs, brand management, and community involvement. Prior to joining Smittox, he worked in business development and marketing at several companies. Notable is his five years at Peticolas Brewing Company, where he managed major events and oversaw the opening of their taproom.

Michael's greatest strengths are his creativity, drive, and leadership. He thrives on challenges, particularly those that expand the company's reach. He's also a passionate volunteer for My Possibilities and was nominated as a Change Maker in the disabilities community in April 2020.

Donal "DJ" Crear
Director of Sales

DJ's BaAbout 10 years ago, DJ made it his mission to explore the local craft brewing community. He's traveled across city and state lines to find the best stouts, IPA's, sours and whatever else the world has to offer. Along the way he found a family at Martin House. He began as an attendee and eventually grew from delivery to sales within a year, by building relationships in the craft community. He met Smitty at a home brewing competition in Fort Worth, where the two shared the dream of opening a brewery. Selling came natural to DJ, because he is a friend to all, and very knowledgeable about the products he is passionate about. When DJ is not at work you can find him on a patio playing corn hole, exploring the city, or in the kitchen whipping up a new culinary creation like Salsa Verde Chicken Pozole or Pretzel Stout Irish Stew. DJ is excited to be a part of a team that will help transform the Texas beer scene.d

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Data Room

Intended Use of Funds

	Target Raise	Maximum Raise
Tap Room Buildout	$33,000	
Licensing Fees	$4,000	
Barrell Room	$10,000	
Mainvest Compensation	$3,000	
Total	$50,000	

Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$1,422,000	$1,564,200	$1,673,694	$1,757,378	$1,810,099
Cost of Goods Sold	$711,000	$782,100	$836,847	$878,689	$905,049
Gross Profit	$711,000	$782,100	$836,847	$878,689	$905,050

EXPENSES

Rent	$48,000	$49,200	$50,430	$51,690	$52,982
Utilities	$12,000	$12,300	$12,607	$12,922	$13,245
Salaries	$197,400	$217,140	$232,339	$243,955	$251,273
Insurance	$1,440	$1,476	$1,512	$1,549	$1,587
Repairs & Maintenance	$1,800	$1,845	$1,891	$1,938	$1,986
Legal & Professional Fees	$3,000	$3,075	$3,151	$3,229	$3,309
Marketing & Advertising	$30,000	$30,750	$31,518	$32,305	$33,112
Operating Profit	$417,360	$466,314	$503,399	$531,101	$547,556

This information is provided by Smittox Brewing. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2021 Balance Sheet

Investment Round Status

$50,000

TARGET

$150,000

MAXIMUM

This investment round closes on June 2, 2021. 0 people have invested so far.

Summary of Terms

Legal Business Name	Smittox Brewing Co
Investment Structure	Revenue Sharing Note
Investment Multiple	1.5×
Business's Revenue Share	2%-6%
Minimum Investment Amount	$100
Repayment Schedule	Quarterly
Securitization	None
Maturity Date	October 1, 2027

Financial Condition

No operating history

Smittox Brewing was established in December, 2018. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Smittox Brewing to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

Changes in Economic Conditions Could Hurt Smittox Brewing

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Smittox Brewing's financial performance or ability to continue to operate. In the event Smittox Brewing ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

Limited Operating History

Smittox Brewing is a newly established entity and has no history for prospective investors to consider.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Smittox Brewing nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

The Company Might Need More Capital

Smittox Brewing might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Smittox Brewing is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Future Investors Might Have Superior Rights

If Smittox Brewing needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Smittox Brewing, and the revenue of Smittox Brewing can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

You Do Have a Downside

Conversely, if Smittox Brewing fails to generate enough revenue, you could lose some or all of your money.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Smittox Brewing or management), which is responsible for monitoring Smittox Brewing's compliance with the law. Smittox Brewing will not be required to implement these and other investor protections.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Smittox Brewing's management will coincide: you both want Smittox Brewing to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Smittox Brewing to act conservative to make sure they are best equipped to repay the Note obligations, while Smittox Brewing might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Uninsured Losses

Although Smittox Brewing will carry some insurance, Smittox Brewing may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Smittox Brewing could incur an uninsured loss that could damage its business.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

Real Estate Risk

Smittox Brewing is still in the process of securing a location to lease, which will be necessary to conduct operations. To the extent Smittox Brewing is unable to find and secure a location that is adequate, investors may lose some or all of their investment.

Limited Services

Smittox Brewing operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Smittox Brewing competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Smittox Brewing's core business or the inability to compete successfully against the with other competitors could negatively affect Smittox Brewing's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Smittox Brewing's management or vote on and/or influence any managerial decisions regarding Smittox Brewing. Furthermore, if the founders or other key personnel of Smittox Brewing were to leave Smittox Brewing or become unable to work, Smittox Brewing (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Smittox Brewing and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Smittox Brewing is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Smittox Brewing will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Smittox Brewing is allowed to stop providing annual information in certain circumstances.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Smittox Brewing's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Smittox Brewing is significantly more successful than your initial expectations.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Smittox Brewing to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Smittox Brewing. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
Investor Discussion
Smittox Brewing isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.
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